SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December, 2015

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA HOLDINGS, S.A. APPOINTS NEW INDEPENDENT BOARD MEMBERS

Copa Holdings, S.A. Appoints New Independent Board Members

PANAMA CITY, December 28, 2015 -- Copa Holdings hereby announces the appointment of Mr. Josh Connor and Mr. Andrew C. Levy as new independent board members effective January 1st 2016. They will replace Mr. Joseph Fidanque and Mr. Alfredo Arias who resigned from their positions on July 2014 and November 2015 respectively. Mr. Fidanque and Mr. Arias had been members of the board since December 2006. With the additions of Mr. Connor and Mr. Levy, the Board of Directors will again be comprised of 12 members, 4 of which will be independent board members, up from 3 previously. Both Mr. Connor and Mr. Levy will be subject to ratification in the next Annual Shareholder Meeting to be held in May of 2016.

Mr. Connor is the founding partner of the investment firm Connor Capital SB, and has extensive experience in the transportation sector, having occupied high level positions in Investment Banking. He was a Managing Director and the Head of the Industrials Banking Group at Barclays until July 2015, and was a member of the firm’s Operating Committee. Prior to joining Barclays in 2011, he was with Morgan Stanley for 15 years and was the Co-Head of Morgan Stanley’s Transportation & Infrastructure Investment Banking Group, a member of the firm’s Investment Banking Management Committee, and was on the Board of Trustees for the Morgan Stanley Foundation. He has had a direct role in many transactions including initial public offerings, follow-on equity offerings, fixed income transactions, convertible and structured financings, and numerous strategic/M&A assignments, including all three recent major US airline mergers. He has a BA degree in Economics from Williams College, is on the Board of Directors of Frontier Airlines, is a strategic adviser to Oaktree Capital Management’s Infrastructure Fund, and is a Trustee of the Pingry School.

Mr. Levy has extensive experience in the airline industry, most recently until 2014, as President, Chief Operating Officer and a member of the Board of Directors of Allegiant Travel Company.  In early 2001, Mr. Levy led - on behalf of a new ownership group - the effort to restructure and assume control of Allegiant.  He then held a leading role in the development and execution of the innovative strategy which has resulted in Allegiant becoming one of the world’s most successful airline companies.  During his tenure, his executive responsibilities included strategy, planning, finance, commercial, people and operations.  Mr. Levy became President in 2009, served as Chief Financial Officer from 2007 to 2010, and was its Treasurer from 2001 through 2010.  Mr. Levy started his airline career in 1994 at ValuJet Airlines, Inc. and then joined Savoy Capital, an investment, banking and advisory firm specializing in the airline industry in 1996.  He holds a Juris Doctor degree from Emory University School of Law and a BA degree in Economics from Washington University in St. Louis.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 73 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 77 Boeing 737NG aircraft and 24 EMBRAER-190s. For more information visit www.copa.com.

CONTACT: Rafael Arias – Panama, Director-Investor Relations, +507 304-2431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 12/28/2015
	By:	/s/ José Montero
Name: José Montero Title: CFO